                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933


                           For the month of March 2007



                                BANCOLOMBIA S.A.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)



                               Calle 50 No. 51-66
                               Medellin, Colombia
                    ----------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F |X|        Form 40-F |_|


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes |_|              No |X|


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       BANCOLOMBIA S.A.
                                          (Registrant)




Date: March 1, 2007                 By /s/ JAIME ALBERTO VELASQUEZ B.
                                       ----------------------------------
                                       Name:  Jaime Alberto Velasquez B.
                                       Title: Vice President of Finance

                         [BANCOLOMBIA S.A. LETTERHEAD]



                          RESPONSE TO A REQUEST OF THE
                     SUPERINTENDENCY OF FINANCE OF COLOMBIA


MEDELLIN, COLOMBIA,  MARCH 1, 2007

In response to a request of the Superintendency of Finance of Colombia, BANCOLOMBIA S.A. ("Bancolombia") has stated that it has no knowledge of any agreement regarding a potential acquisition by Citigroup of a stake in the capital stock of Bancolombia.

Additionally, after consulting with Bancolombia's principal shareholders, Bancolombia has confirmed that there is currently no agreement, pending negotiations nor intention to sell such shareholders' participation in Bancolombia.

Moreover, in response to a question raised by a shareholder at the General Shareholders' Meeting held today, Mr. David Bojanini Garcia, the president of the Board of Directors and in his capacity as president of Suramericana de Inversiones S.A., stated that "Bancolombia is not on sale".

Bancolombia reiterated its previous request to the Superintendency of Finance to investigate the origin of these groundless rumors, particularly in light of the references to allegedly executed agreements which could create confusion in the securities and capital markets.